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Women-owned
Green Alchemy LLC

Cannabis Business

141-143 Russell Ave.
South River, NJ 08882
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Green Alchemy LLC is seeking investment to fuel its mission as a woman-owned, state-licensed, cannabis product manufacturer. Join us as an owner through our Equity Offering securing your share of the cannabis revolution.
This is a preview. It will become public when you start accepting investment.

Green Alchemy is a licensed NJ cannabis manufacturing facility, located in South River. The license is fully approved and operations are set to commence Summer 2024. All state and municipal approvals have been granted pending completion of build out and inspections.

Green Alchemy is the exclusive manufacturer of cannabis products for Blazin' Bakery, and newly launched female-forward Luna Verde. We are also currently entering into agreements to produce products for other brands and negotiating licensing deals.

Our founder, Tara Sargente (know in the cannabis industry as "Tara Misu") boasts an impressive 15 years experience owning/operating a successful cannabis business, Blazin Bakery, with sales in 2000+ stores and three countries, including major retailer Spencer Gifts. In 2022 she was named the #15 most influential person in NJ cannabis by NJ Insider and nominated by NJ.com for Woman-Owned Cannabis Business of the Year. Tara sit on the board of the NJ's largest cannabis organization, the New Jersey CannaBusiness Association, speaks regularly at national cannabis conferences and hosts an industry podcast Trailblazin' with Tara Misu.

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GREEN ALCHEMY'S MANUFACTURING FACILITY
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PRESS
South River Approves Two Cannabis Manufacturing Businesses

The South River Zoning Board of Adjustment approved two cannabis manufacturers and processors to operate in a vacant warehouse at 141-143 Russell Ave.

NJCRC Approves 36 New Jersey Cannabis Licenses | Heady NJ

The NJCRC approved 36 New Jersey cannabis licenses of different kinds and discussed increasing efficiency.

2022 Insider NJ Cannabis Power List

N.J. Cannabis Industry to Celebrate Business Excellence With 1st-Ever Awards Banquet

Business leaders and power players in the New Jersey cannabis industry to gather on June 9....

21 People and Places to Watch in the N.J. Cannabis Space in 2021

These are the people and companies to keep tabs on as the recreational marijuana industry takes shape this year.

Cannabis Influencers: She's Breaking the Glass Ceiling, Blazing a Trail

Tara "Misu" Sargente says despite her success, she believes the hurdles for many women and minorities who want to participate in the cannabis industry remain quite high.

Tara Misu: Leading NJ Cannabis Advocate & Owner of Blazin' Bakery | Heady NJ

Tara "Misu" Sargente has seen cannabis go from being underground to nearly legal & has made a name for herself with Blazin' Bakery

Tara Sargente Joins NJCBA as Executive Director

Tara Misu has been a trailblazer since she founded NJ's first edibles company Blazin' Bakery in 2009.

Tara Sargente of Blazin' Bakery Joins NJCBA Advisory Board

This is a preview. It will become public when you start accepting investment.
JANUARY 19, 2019
Incorporated
NOVEMBER 2020
Adult Use Cannabis is Legalized in New Jersey
DECEMBER 30, 2021
Submitted Conditional License Application
APRIL 12, 2022
Conditional Application Approval
DEC 15, 2022
Secured Property
MAY 2, 2023
Municipal Resolution of Support & Zoning Approval
MAY 9, 2023
Submitted License Conversion Application
AUGUST 18, 2023
Assigned State Investigator for Application
FEBRUARY 15, 2024
Final Regulatory Application Approval
SUMMER 2024
Anticipated Start of Operations
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Extraction and Manufacturing Equipment $15,000
Hiring and Training $20,000
Facility Buildout $15,000
Raw Ingredients and Packaging $43,250
Mainvest Compensation $6,750
Total $100,000
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $100,000
Maximum Raise $600,000
Amount Invested $0
Investors 0
Investment Round Ends May 31st, 2024
Summary of Terms
Legal Business Name Green Alchemy LLC
Minimum Investment Amount $100

Description of Securities

Key Terms:

Structure of Security - Class B Membership Units
Minimum LLC Membership Units Available in Offering - 100,000
Total LLC Membership Units Available in Offering - 600,000
Price Per Unit - $1
Minimum investment amount* - $500
Minimum Offering Amount - $100,000
Total Offering Amount - $600,000
Financial Condition
Forecasted milestones

Green Alchemy LLC forecasts the following milestones:

Secure lease in South River, NJ by February, 2024.

Hire for the following positions by June, 2024: [Director of Operations, Extraction Technicians, Executive Assistant, Security Guard]

Achieve $2.6M revenue per year by Q3 2025.

Achieve $1.2M profit per year by Q3 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Green Alchemy LLC's fundraising. However, Green Alchemy LLC may require additional funds from alternate sources at a later date.

No operating history

Green Alchemy LLC was established in January, 2019 and has since take place in a lengthy state-regulated application process culminating with a final award of cannabis manufacturing license in February 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Green Alchemy LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Green Alchemy LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Green Alchemy LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Green Alchemy LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Green Alchemy LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Green Alchemy LLC's management or vote on and/or influence any managerial decisions regarding Green Alchemy LLC. Furthermore, if the founders or other key personnel of Green Alchemy LLC were to leave Green Alchemy LLC or become unable to work, Green Alchemy LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Green Alchemy LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Green Alchemy LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Green Alchemy LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Green Alchemy LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Green Alchemy LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Green Alchemy LLC's financial performance or ability to continue to operate. In the event Green Alchemy LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Green Alchemy LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Green Alchemy LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Green Alchemy LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Green Alchemy LLC will carry some insurance, Green Alchemy LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Green Alchemy LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Green Alchemy LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Green Alchemy LLC's management will coincide: you both want Green Alchemy LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Green Alchemy LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Green Alchemy LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Green Alchemy LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Green Alchemy LLC or management), which is responsible for monitoring Green Alchemy LLC's compliance with the law. Green Alchemy LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Green Alchemy LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Green Alchemy LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Green Alchemy LLC, and the revenue of Green Alchemy LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Green Alchemy LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Green Alchemy LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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